

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2024

Wensheng Liu
Chief Executive Officer
ETAO International Co., Ltd.
1460 Broadway, 14th Floor
New York, NY 10036

      Re: ETAO International Co., Ltd.
          Annual Report on Form 20-F
          Filed September 1, 2023
          File No. 001-41629

Dear Wensheng Liu:

      We issued comments to you on the above captioned filing on December 15, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 21, 2024.

      If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 with any questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Industrial Applications and Services

cc: Joan Wu, Esq.